Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment to the Registration Statement on Form F-1 of SSLJ.COM Limited of our report dated May 26, 2017, except for Notes 1, 2 and 3, as to which the date is August 28, 2017, and Note 12, as to which the date is October 24, 2017, with respect to the consolidated balance sheets of SSLJ.COM Limited as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York

December 21, 2017